[AMAZONIA CELULAR LOGO]                                          [GSM EDGE LOGO]
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Ricardo Perpetuo
Chief Financial Officer and
Head of Investor Relations
Ricardo.perpetuo@telemigcelular.com.br
--------------------------------------

Leonardo Dias
Associate Director of Investor Relations
Ldias@telepart.com.br
Phone: (55 61) 429-5673



                           AMAZONIA CELULAR LAUNCH TO
                             GSM EDGE ON NOVEMBER 28


                By December 31, coverage will reach more than 130
                 locations in Amazonia Celular's operating area


Brasilia, November 25th, 2004 - Tele Norte Celular Participacoes S.A. (BOVESPA:
TNCP3 (Common)/TNCP4 (Preferred); NYSE: TCN), announced today that the operating company of wireless telecommunications services in the States of Amapa, Amazonas, Maranhao, Para and Roraima in Brazil, Amazonia Celular, will begin operating with the GSM EDGE standard, on November 28th, 2004. This is the most advanced GSM network existing in Brazil and its deployment was completed in record time, only seven months. Thus, already at the launching of the network, the companies have the greatest GSM EDGE coverage in its area of operation.

In the area of Amazonia Celular, which is comprised the states of Amapa, Amazonas, Maranhao, Para and Roraima, the GSM coverage will also reach more than 130 locations with GSM EDGE technology by December 31st, with the exception of nine locations where transmission shall be made by satellite. By next year, these locations will also have EDGE technology available in them.

Network launching also includes a chip with a 64-K memory - twice the capacity of a standard chip (32 K) - for all clients. This means additional memory for agenda and services, greater facility to navigate and more control regarding utilization of the equipment.

The GSM standard is currently the most popular standard used worldwide, with more than one billion users. EDGE means Enhanced Data Rate for GSM Evolution, and it allows GSM networks to support the first Third Generation (3G) services, such as the videos download with greater speed. It has a higher data transmission rate, at approximately 80 kbps (faster than a conventional dial-up Internet connection), and can reach up to 236.8 kbps. EDGE technology will enable a whole range of new services, such as sending and receiving photographs, videos and audio, all at high speed, in addition to much faster communication between the terminal (cellular, PDA or PC) and the Internet.

The TDMA system shall be maintained with the same quality standard, coverage and all the services currently offered and shall continue like this whilst there is a market and/or clients

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[AMAZONIA CELULAR LOGO]                                          [GSM EDGE LOGO]
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interested in using this technology. The clients will have the option to choose and when they wish to migrate to the GSM EDGE, they may do so without changing their phone number.

Evolvement to the new technology is being implemented by means of a parallel network to the TDMA network (overlay) and its main partner in this venture is Ericsson, supplier of the GSM EDGE network. For the deployment of its new network, Amazonia Celular are making investments in the order of R$ 100 million
- R$ 120 million in 2004.

Amazonia Celular has approximately 1.2 million clients in the five states where it operates : Amapa, Amazonas, Maranhao, Para and Roraima. Andre Almeida, CEO in office of the operator celebrates its success and states : "Evolvement is the word that better defines the story of Amazonia Celular. We evolved when we launched the Control Plan (Plano Controle), a mixture of post and prepaid plans, based on the direct demand of the clients. We evolved in relationship with our clients with the launching of the VOCE (YOU) program that already has more than 300 thousand clients. Now we are evolving to the GSM EDGE which, in addition to confirming our story of success, gives us the opportunity to offer a new level of services that will strengthen our leadership when the issue concerns serving our clients and attracting new ones".

THE CHIP

The operator will offer to all clients a 64-K chip, with twice the memory capacity of the standard chips available in Brazil (32 K). This chip can store up to 250 numbers, in addition to the agenda of the phone itself. It also has an agenda of fixed numbers for up to ten calls. To use it, the user activates a specific password allowing control of the use of the phone and allowing calls only to those numbers. Furthermore, there is space for storage of up to 30 received text messages, in addition to the normal capacity of the handset.

CORPORATE SERVICES

The characteristics of the GSM EDGE technology, among which is the greater speed in data transmission, will benefit the corporate clients of Amazonia Celular that use the services professionally for sending messages, mobile conference and meetings, access to e-mails and Internet connection. Another advantage is the chip itself, which, in addition to having more memory, is configured with the "My Company" option, a specific menu for customized services for each corporate client.

VALUE ADDED SERVICES

The Company's portfolio of services, which is already one of the most complete in all of Latin America, is going to expand with the introduction of the GSM EDGE, since this technology has greater speed for data transmission, and allows for a wider range of services.

The client may communicate via cell phone, e-mails and instant message services, such as MSN, ICQ and Yahoo. Other options allow sending multimedia messages with texts, images, photos and audio, download of videos, monophonic, polyphonic and true tones, Java games and protection screen can also be downloaded. An exclusive service of Amazonia Celular, in its operating area, for all GSM phones, is a backup of the chip agenda.

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[AMAZONIA CELULAR LOGO]                                          [GSM EDGE LOGO]
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HANDSETS

The choice of the handsets was made according to the preference of the clients. For this purpose surveys were carried out by interviewing users with different profiles to find out the most desired models.

There will be 23 models on sale from manufacturers Nokia, Motorola, Sony-Ericsson and Siemens, that have the most basic functions like sending SMS messages, downloading musical tones and icons, with some including more sophisticated applications. There are the highly coveted handsets with photographic cameras and audio download, including MP3, extended keyboard, connection to the Internet and the sending of photos and videos. Some models allow users to edit and mix audio files, customizing the ring tone.

There are models equipped with "Bluetooth", a wireless technology that allows short-distance data transmission between telephones, computers and other electronic equipment (fax, keyboards, printers, among others, that also feature the Bluetooth), dispensing with wires and cables for connection. Thus, the user can use the cell phone to send files to the printer, synchronize the data of his cell phone with computers or speak freely, while carrying out other work or leisure activities.

The portfolio also has four "smart phones", which that combine the functionalities of palmtop computers with cell phones coupled with photographic cameras and other features such as filming cameras, MP3, display with 65 thousand colors and the memory capacity can be expanded to more than 40 MB.

ACCESSORIES

One of the strong points of the launching the GSM EDGE standard by Amazonia Celular will be the line of accessories, which is one of the most modern and complete in Brazil. Besides products of general consumption - batteries, face-plates, caps, earphones and chargers - there are special items such as earphones with FM radio or VGA digital cameras, memory cards, wireless portable chargers and independent digital cameras (fun cameras), that can be coupled to the cell phones.

Another highlight are the products available with the "Bluetooth" connection. These are accessories like earphones, image frames (to store and display the images in the phone or digital camera) and image viewers (that display and send images taken by phone, simple photos or slides show).

One of the most interesting accessories for those who desire safety is the observation camera that can be programmed to take photographs of a place at pre-defined intervals or whenever any movement is detected. The images can be sent to any cell phone compatible with the MMS service or to the e-mail of the user.

REVITALIZATION OF THE BRANDS

The British design agency, Turquoise Branding, based in London, was hired to revitalize the Amazonia Celular brand. This work is part of the strategic planning work of the operator whose objective, among others, is to reflect the evolvement of the GSM EDGE.

Four months were spent, from the beginning of development to the final approval, which is quite a short time for changes of this magnitude. According to Erik Fernandes, Marketing

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[AMAZONIA CELULAR LOGO]                                          [GSM EDGE LOGO]
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Director of the Company, "we made a selection among national and foreign agencies to choose the one with the greatest capacity and most adequate profile to make the consumer understand the changes that are taking place".

Among Turquoise's clients are TV channels and telecommunication operations in various parts of the world. One of its works that stands out was that for the transition of the former British Telecom brand to the current O2 brand, in England.

CHRISTMAS CAMPAIGN

The change to GSM EDGE will be marked by the Christmas campaign "Everybody wins", which starts on November 29th. Any client that buys a new GSM EDGE line or that migrates to the new technology of the operators may win prizes that go from 500 minutes (post-paid or control plan clients) or 500 messages (prepaid telephones), to packages of 5000 minutes, 5000 messages or a cell phone with camera.

To participate in these contests, the client must call the number *2005 to hear what is the prize that client will win. Complete regulations are available at the stores of the Company, accredited dealer and at the website of the operator
- www.amazoniacelular.com.br.


.................................................................................


This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.


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